EXHIBIT 17.2

Keith A. Simon

963 Chip Creek Ct.

Carson City, NV. 89423

Chairman of the Board, Trevor Moss and

Board of Directors

Walker Lane Exploration, Inc.

102 N. Curry St.

Carson City, NV 89703

May 11, 2015

Effective May 11, 2015, I am tendering my resignation as Chief Financial Officer, Secretary-Treasurer, and Board member of Walker Lane Exploration, Inc. I have enjoyed the working relationships and the opportunity to have contributed to the growth and progress of Walker Lane Exploration, Inc. I will always be available if needed and will support the future growth of Walker Lane in any way I can.

Attached is a summary of my unpaid compensation and I will provide the company with an invoice for my unpaid services from 8/1/2014 thru May 11, 2015 supported by agreements, resolutions, and the PPM. Although the preferred payment for this time and services would be cash, I am willing to consider WKLN stock at a mutually agreeable price and commitment.

Respectfully yours,

/s/ Keith A. Simon

Keith A. Simon

408-655-0487 (cell)

kasimon@ix.netcom.com

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